Exhibit 99.1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held On

Friday, May 9, 2014

NOTICE IS HEREBY GIVEN that the annual meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) of ENERPLUS CORPORATION (the “Corporation”) will be held in the Lecture Theatre at the Metropolitan Centre, 333 — 4th Avenue S.W., Calgary, Alberta on Friday, May 9, 2014 at 10:00 a.m. (Calgary time) for the following purposes:

1.                                      to receive the consolidated financial statements of the Corporation for the year ended December 31, 2013, together with the auditors’ report on those statements;

2.                                      to elect the directors of the Corporation;

3.                                      to appoint the auditors of the Corporation;

4.                                      to consider and, if thought advisable, approve an ordinary resolution to approve a share award incentive plan of the Corporation (the “Share Award Incentive Plan”), as described in the accompanying Information Circular and Proxy Statement of the Corporation (the “Information Circular”);

5.                                      to consider and, if thought advisable, approve an ordinary resolution to confirm amendments to the Corporation’s by-laws to include an “advance notice” provision (the “Amended By-Law”);

6.                                      to vote, on an advisory, non-binding basis, on an ordinary resolution to accept the Corporation’s approach to executive compensation; and

7.                                      to transact any other business which may properly come before the Meeting.

The specific details of the matters proposed to be put before the Meeting and the text of certain of the resolutions proposed to be passed at the Meeting are set forth in the Information Circular.  A copy of the Share Award Incentive Plan and the advance notice provision of the Amended By-Law are attached as Appendix “A” and “B” to the Information Circular, respectively.

Every registered holder of Common Shares at the close of business on March 21, 2014 (the “Record Date”) is entitled to receive notice of and vote their Common Shares at the Meeting on the basis of one vote for each Common Share held.  Only Shareholders whose names have been entered in the register of Common Shares on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting, unless that Shareholder has transferred any Common Shares subsequent to that date and the transferee Shareholder, not later than two days before the Meeting or any shorter period that the Chairman of the Meeting may permit, establishes ownership of the Common Shares and requests that the transferee’s name be included on the list of Shareholders entitled to vote at the Meeting.

The quorum for this Meeting shall consist of two or more individuals present in person and holding or representing by proxy not less than 10% of the issued and outstanding Common Shares.

Shareholders are requested to complete, sign, date and return the accompanying form of proxy or voting instruction form (each referred to as a “Form of Proxy”) in the envelope provided, or vote by telephone or the internet in accordance with the instructions that may be included in the Form of Proxy.  Beneficial Shareholders (being Shareholders who hold their Common Shares through brokerage accounts or other intermediaries) who wish to appear in person and vote at the Meeting must appoint themselves as proxy by inserting their name in the blank space provided on the Form of Proxy and returning the Form of Proxy in the envelope provided or by appointing themselves as proxy on the internet by following the instructions that may be included in the Form of Proxy.  For information regarding the ability of NYSE-member brokers to vote Common Shares on certain matters to be voted upon at the Meeting when they have not received instructions from the beneficial owners of those Common Shares, see “Exercise of Discretion by Proxies” in the accompanying Information Circular.

To be used at the Meeting, the Form of Proxy must be received (either directly or through a Shareholder’s broker or other intermediary) by Computershare Trust Company of Canada at the address shown on the envelope provided, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any adjournment(s) thereof (the “Proxy Cut-Off”).  Notwithstanding the foregoing, the Chairman of the Meeting may, in his sole discretion, determine to accept all, but not less than all, proxies which have been deposited after the Proxy Cut-Off.  Further instructions with respect to attending the Meeting or voting by proxy are provided in the Form of Proxy and in the Information Circular accompanying this Notice.

Dated at Calgary, Alberta this 2nd day of April, 2014.

By order of the Board of Directors of
ENERPLUS CORPORATION

“David A. McCoy”
David A. McCoy
Vice-President, General Counsel & Corporate Secretary